SCHEDULE 13G

Amendment No. 1
Trans World Airlines Incorporated
Common Stock
Cusip # 893349837


Cusip # 893349837
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	Commonwealth of Massachusetts
Item 5:	256,593
Item 6:	None
Item 7:	2,881,273
Item 8:	None
Item 9:	2,881,273
Item 11:	6.76%
Item 12:	HC




Cusip # 893349837
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	2,881,273
Item 8:	None
Item 9:	2,881,273
Item 11:	6.76%
Item 12:	IN



Cusip # 893349837
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	2,881,273
Item 8:	None
Item 9:	2,881,273
Item 11:	6.76%
Item 12:	IN



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).	Name of Issuer:

		Trans World Airlines Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		One City Centre, 515 N. 6th Street
		St.Louis, MO  63101

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None, Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		893349837

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:
	2,881,273

	(b)	Percent of Class:
	6.76%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:
	256,593

	(ii)	shared power to vote or to direct the vote:
	None

	(iii)	sole power to dispose or to direct the disposition of:
	2,881,273

	(iv)	shared power to dispose or to direct the disposition of:
	None




Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of Trans World Airlines Incorporated. No one person's interest in the common stock of Trans World Airlines Incorporated is more than five percent of the total outstanding common stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company.

	See attached Exhibit(s) A and B.

Item 8.	Identification and Classification of Members of the Group.

	Not applicable, see attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
Schedule 13G in connection with FMR Corp.'s beneficial ownership of the common stock of Trans World Airlines
Incorporated at November 30, 1996 is true, complete and correct.



	December 9, 1996
Date



	/s/Arthur S. Loring
Signature



	Arthur S. Loring, Vice
President
Name/Title




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 2,502,580 shares or 5.87% of the common stock outstanding of Trans World Airlines Incorporated ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The number of shares of common stock of Trans World Airlines Incorporated owned by the investment companies at November 30, 1996 included 1,048,143 shares of common stock resulting from the assumed conversion of 424,900 shares of the $4.00 Convertible Preferred Stock (2.4668 shares of common stock for each share of the $4.00 Convertible Preferred Stock). The number of shares of common stock of Trans World Airlines Incorporated owned by the investment companies at November 30, 1996 included 23,340 shares of common stock resulting from the assumed conversion of 50,000 shares of the $4.00 Convertible Preferred Stock (0.4668 shares of common stock for each share of the $4.00 Convertible Preferred Stock). The number of shares of common stock of Trans World Airlines Incorporated owned by the investment companies at November 30, 1996 included 24,000 shares of common stock resulting from the assumed conversion of 24,000 Warrants (1 share of common stock for each share of the Warrant).

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 2,502,580 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 378,693 shares or 0.89% of the common stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s). The number of shares of common stock of Trans World Airlines Incorporated owned by the institutional account(s) at November 30, 1996 included 234,593 shares of common stock resulting from the assumed conversion of 95,100 shares of the $4.00 Convertible Preferred Stock (2.4668 shares of common stock for each share of the $4.00 Convertible Preferred Stock).

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, has sole dispositive power over 378,693 shares and sole power to vote or to direct the voting of 256,593 shares, and no power to vote or to direct the voting of 122,100 Shares of common stock owned by the institutional account(s) as reported above.





SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on December 9, 1996, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Trans World Airlines Incorporated at November 30, 1996.
	FMR Corp.
	By	/s/Arthur S. Loring
Arthur S. Loring
Vice President - Legal
	Edward C. Johnson 3d
	By	/s/Arthur S. Loring
Arthur S. Loring
Under Power of Attorney dated
5/17/89
On File with Schedule 13G for
Airborne Freight Corp. 9/10/91

	Abigail P. Johnson


	By	/s/Arthur S. Loring
Arthur S. Loring
Under Power of Attorney dated
1/5/96
On File with Schedule 13G for
Acclaim Entertainment Inc.
1/10/96
	Fidelity Management & Research Company
	By	/s/Arthur S. Loring
Arthur S. Loring
Sr. V.P. and General Counsel